FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F] authored

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -______________

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.       Name and Address of Company
MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada  T2P 0N7

Item 2.       Date of Material Change(s)

May 16, 2008

Item 3.       News Release
The Company’s news release dated May 15, 2008 was disseminated by Market Wire on May 15, 2008

Item 4.       Summary of Material Change
The Company is pleased to announce it has issued 26,750,000 common shares for total gross proceeds of (US) $16,050,000.

Item 5.       Full Description of Material Change

5.1           Full Description of Material Change
See attached News Release.
5.2           Disclosure for Restructuring Transactions
Not Applicable.

Item 6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.       Omitted Information

Not Applicable.

Item 8.       Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.606-7979.

Item 9.       Date of Report

This report is dated May 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

"George Orr"
George Orr
Director and CFO
Date: May 16, 2008

-  -

MegaWest Energy Announces Private Placement of Common Stock

Calgary, Alberta; May 15, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent energy company with heavy oil development assets in Missouri, Kansas, Kentucky, Montana and Texas (OTC BB: MGWSF) (Cusip: #585168 107) is pleased to announce that due to interest in the private placement being greater than anticipated, the Company has issued 26,750,000 common shares for total gross proceeds of (US) $16,050,000.  Tristone Capital Inc., a global energy advisory firm, acted as agent for this placement.

The common shares to be issued in Canada pursuant to the Private Placement will be subject to a four month hold from the date of issuance. The common shares have not been and are not anticipated to be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Proceeds from the offering will be primarily used for the doubling of the drilled acreage at the Missouri Marmaton River project, the construction of a second production facility in Missouri and the first production facility in Kentucky. These new facilities, each constructed with a 50 million BTU/hr steam generator and a 500 barrel of oil per day production facility are scheduled for completion, commissioning and start-up in Q4 2008.  The Company’s production capacity is expected to be over 1300 bbls/day by calendar year-end 2008. Further development of MegaWest’s properties is expected to consist of a two well delineation program in Kentucky to test shale gas in the New Albany play; gas testing  on wells previously drilled in Texas; seismic and delineation drilling in Montana; and for general corporate purposes.

Pictures of the development project site operations have been posted on the Company Web site under the “Projects” tab at www.megawestenergy.com .

About Tristone
Tristone is a leading North American full-service investment banking firm specializing in the energy industry in Investment Banking, Property Acquisitions and Divestitures, and Global Capital Markets. Tristone provides a wide range of services to a substantial and diversified client base that includes industry and institutional investors.

About MegaWest
MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 115,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of demonstration thermal and enhanced recovery production tests, MegaWest plans to establish proved and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, CEO & Chairman of the Board

Investor Relations:

David Sealock
1 (877) 984-6342
Email: info@megawestenergy.com

Forward-Looking Statement Disclaimer
This document contains statements about expected or anticipated future events, including the sale of our common shares, and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, our ability to sell our shares at prices we deem acceptable, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. When used in this document, the words “could”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.